AMENDMENT TO

THIRD AMENDED AND RESTATED DISTRIBUTION AGREEMENT

THIS AMENDMENT is entered into as of [    ] by and among AMG Distributors, Inc. (“AMGD”), a Delaware corporation, Pantheon Ventures (US) LP (“Affiliate”), a Delaware limited partnership that is an affiliate of AMGD, and AMG Pantheon Fund, LLC, a Delaware limited liability company (the “Fund”) (the “Amendment”).

WHEREAS, AMGD, Affiliate and the Fund entered into a Third Amended and Restated Distribution Agreement effective as of April 1, 2018 (the “Agreement”); and

WHEREAS, AMGD, Affiliate and the Fund desire to amend the agreement.

NOW, THEREFORE, in consideration of the mutual promises and intending to be legally bound, the parties hereby agree as follows:

1.	Section 2(a)(ii) of the Agreement is hereby amended and restated in its entirety as follows:

“(ii) In addition to the foregoing, the Fund agrees to pay AMGD distribution and/or service fees (the “Distribution and/or Service Fees”) pursuant to Rule 12b-1 under the 1940 Act, to be paid monthly at an annual rate of 0.75% of the net assets of the Class 1 Units, 0.50% of the net assets of the Class 2 Units, 0.25% of the net assets of the Class 3 Units and 1.00% of the net assets of the Class 5 Units as of the end of each month, calculated prior to giving effect to the payment of the Distribution and/or Service Fee and prior to the deduction of any other asset-based fees (e.g., any management fee or administration fee).”

2.	Terms defined in the Agreement and not otherwise defined herein shall retain their meanings as defined in the Agreement.

3.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date listed above.

AMG DISTRIBUTORS, INC.	PANTHEON VENTURES (US) LP

By:	By:

Name:	Name:
Title:	Title:

AMG PANTHEON FUND, LLC

By:

Name:
Title: